Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

January 26, 2021

Filed via EDGAR
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Preliminary Proxy Statement for Ivy Funds (File No. 811-06569); InvestEd Portfolios (File No. 811-10431); and Ivy Variable Insurance Portfolios (File No. 811-05017) (the “Funds”)

Dear Mr. Grzeskiewicz:

On behalf of the above-referenced Funds, submitted herewith under the EDGAR system, are the Funds’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to Mena Larmour on January 22, 2021 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on January 15, 2021. The Proxy Statement relates to the Joint Special Meeting of Shareholders of the Funds, which is scheduled to be held on April 1, 2021.

Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.
Comment: Please advise whether the names of the Ivy Funds will change in connection with the Transaction.  If the Ivy Funds’ names will change in connection with the Transaction, please explain if the Ivy Funds’ registration statements will be updated via Rule 485(a) to reflect the name change. If the Ivy Funds will not change their names, please explain the rationale.

Response: Macquarie is considering how to best brand the Ivy Funds post Transaction closing.  If Macquarie determines to rename the Ivy Funds and receives the applicable board approval, shareholders will be given advance notice of the name changes and the Ivy Funds will file supplements to their registration statements reflecting the name change.

2.
Comment: The Proxy Statement requests shareholder approval for DMC to rely on its manager of managers exemptive order to appoint and replace unaffiliated and indirect or direct wholly owned affiliated sub-advisers in connection with DMC’s management of the Funds.  Please explain, and consider clarifying in the disclosure, whether this will require DMC to amend its existing exemptive order or obtain a new manager of managers order.

Response: DMC’s existing manager of managers exemptive order applies to any existing or future registered open-end management investment company or series thereof that is advised by DMC.  As such, it has been confirmed that DMC can rely on its existing manager of managers order for the Funds without amending the existing order or obtaining a new order, provided that shareholders approve the Manager of Managers Proposal and the New Investment Advisory Agreement Proposal for a Fund. The Funds will clarify this in the Proxy Statement disclosure.

3.
Comment: Please confirm that the fee tables for the Funds will not increase in connection with the Proposals in the Proxy Statement.  If the fee tables will increase in connection with the Proposals, please provide comparative fee tables (current and pro forma) as required by Item 22(a)(3)(iv) of Schedule 14A.

Response: It has been confirmed that the total expense ratios in the fee tables of the Funds will not increase in connection with the Proposals in the Proxy Statement.
4.	Comment: Consider emphasizing (by bold or caption) that the list of Unaffiliated Sub-Advisers on page 27 of the Proxy Statement will continue to sub-advise the Funds.

Response: The disclosure will be revised as requested.

Please direct questions or comments relating to the above to me at 215-564-8099 or Mena Larmour at 215-564-8014.

Very truly yours, /s/ Jonathan M. Kopcsik Jonathan M. Kopcsik